Exhibit 99.1

CoinShares Launches ETF Offering Access to Altcoins

New U.S. ETF provides diversified exposure to 10 of the leading altcoins beyond Bitcoin and Ethereum through a portfolio of crypto ETPs accessible via traditional brokerage accounts.

October 8, 2025 | SAINT HELIER, Jersey and FORT LAUDERDALE, FLA | Vine Hill Capital Investment Corp (Nasdaq: VCIC) announces that its merger partner CoinShares International Limited ("CoinShares" or "the Group") (Nasdaq Stockholm: CS; USOTCQX: CNSRF), CoinShares International Limited (“CoinShares'' or “the Group”) (Nasdaq Stockholm: CS; US OTCQX: CNSRF), a leading global asset manager specialising in digital assets with over $10 billion in AUM, yesterday announced the launch of the CoinShares Altcoins ETF (ticker: DIME), an innovative U.S. ETF designed to capture the altcoin opportunity through investors' existing brokerage accounts.

Breaking Down Altcoin Investment Barriers

At the moment, spot Bitcoin (BTC) and spot Ethereum (ETH) ETFs are the only cryptocurrency products available in the United States1, leaving approximately 70% of the crypto market inaccessible through traditional brokerages. DIME offers the ability to solve this gap for U.S. investors. The broader altcoin universe, where emerging opportunities may exist, requires direct crypto asset investment by way of often complex crypto exchange requirements. DIME is one of the first funds to offer exposure beyond BTC, ETH, and stablecoins, delivering diversified altcoin access directly through traditional brokerage accounts in a simple, familiar ETF wrapper.

Broad-Based Exposure Across Emerging Altcoins

DIME allocates investments equally across multiple ETPs holding different digital assets to reduce the risk of relying on a single cryptocurrency. DIME offers optionality across emerging Layer 1 alternatives,* spanning three investment themes: high-speed blockchains, interoperability protocols,** and growing platforms. DIME provides equally-weighted exposure to a basket of altcoins through investments in exchange traded products listed on public equity markets in the United States, Canada, the United Kingdom and the European Union. DIME’s initial investments will be focused on ETPs invested in Solana (SOL), Polkadot (DOT), Cardano (ADA), Cosmos (ATOM), Sei (SEI), Avalanche (AVAX), Sui (SUI), Aptos (APT), Near Protocol (NEAR), and Toncoin (TON).

*	Layer 1 alternative blockchains are the foundational networks that run on their own technology and handle transactions directly, without depending on another blockchain.

**	Interoperability protocols are technologies that let different blockchains talk to each other and share information.

[1]	McGee, S. (2025, September 18). SEC paves way for crypto spot ETFs with new listing rules. Reuters.

https://www.reuters.com/sustainability/boards-policy-regulation/sec-paves-way-crypto-spot-etfs-with-new-listing-rules-2025-09-18/

Risk-Managed Framework

DIME aims to track the performance of the CoinShares-Compass Altcoins Index, which employs equal weighting across its constituents with quarterly rebalancing, preventing concentration risk while systematically trimming overperformers and adding to underperformers — a disciplined approach for volatile markets.

"The altcoin market represents some of blockchain's most innovative developments, but accessing these opportunities through traditional channels in the United States has been nearly impossible," said Jean-Marie Mognetti, CoinShares' CEO. "DIME changes that as part of our U.S. market expansion, bringing diversified altcoin exposure directly to American investors' brokerage accounts for the first time.”"

Key Features

●	Brokerage Integration: Among the first U.S. altcoin ETF aiming to provide diversification through standard investment accounts.

●	Maximum Optionality: Equal exposure to a selection of Layer 1 blockchains across multiple investment themes.

●	Risk Management: Equal weighting with quarterly rebalancing aimed to prevent undue concentration - allowing clear risk budgeting.

●	Waived Management Fee: CoinShares has contractually agreed to waive the 0.95% gross expense for the Fund on asset under management up to $1 billion through September 30, 2026, unless earlier amended or terminated by the Trust’s Board of Trustees on behalf of the Fund.

●	Familiar Structure: Built using ETPs listed on U.S., Canadian, U.K. and European public equity exchanges.

DIME addresses growing demand for cryptocurrency diversification beyond BTC and ETH, eliminating the complexity of managing crypto wallets while providing familiar ETF transparency and oversight.

DIME will be available for trading on Nasdaq beginning October 7, 2025. For more information about DIME and its investment strategy, please visit: coinshares.com/us/etf/DIME

About the CoinShares Compass Index

The Index is a diversified digital asset index which seeks to track the performance of a basket of Altcoins that are the native tokens of Layer 1 Digital Asset Protocols. The Index is composed of an equally weighted combination of the most representative and liquid Altcoins satisfying the Index’s eligibility requirements (the “Component

Altcoins”). In order to obtain exposure to the Component Altcoins, DIME will invest in the securities of (i) exchange-traded products, exchange-traded notes (“ETNs”) or (ii) other exchange-traded pooled investment vehicles. DIME will provide equally-weighted exposure to the Component Altcoins selected for inclusion in the Fund’s portfolio.

About CoinShares

CoinShares is a leading global digital asset manager that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that include corporations, financial institutions and individuals. Founded in 2013, the firm is headquartered in Jersey, with offices in France, Stockholm, the UK, and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, in the U.S by the Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker CS and the OTCQX under the ticker CNSRF.

For more information on CoinShares, please visit: https://coinshares.com
Company | +44 (0)1534 513 100 | enquiries@coinshares.com

Investor Relations | +44 (0)1534 513 100 | enquiries@coinshares.com

PRESS CONTACT

CoinShares

Benoît Pellevoizin

bpellevoizin@coinshares.com

M Group Strategic Communications

Peter Padovano

coinshares@mgroupsc.com

Disclosure & Risks

Investing involves various levels of risk. The loss of principal is possible. You should consider the Fund’s investment objectives, risks, charges and expenses before investing. The fund may not be suitable for all investors. The prospectus contains this and other important information, and it may be obtained at https://coinshares.com/us/etf/documents/. You should read it carefully before investing.

Risk of Reduced Returns due to Fees. Shares of ETFs are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. Applicable brokerage fees and commissions will likely reduce returns.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Exchange-Traded Products (“ETPs”) Risk. The Fund is subject to the same risks as those associated with the direct ownership of the investments held or represented by the ETPs in which it invests. In addition, the shares of certain ETPs may trade at a premium or discount to their intrinsic value (i.e., the market value may differ from the net asset value of an ETP’s shares) for a number of reasons. For example, supply and demand for shares of an ETP or market disruptions may cause the market price of the ETP to deviate from the value of the ETP’s investments, which may be exacerbated in less liquid markets. The value of an ETP may also differ from the valuation of its reference market due to changes in the issuer’s credit rating.

Exchange-Traded Notes (“ETNs”) Risk. The Fund’s investments in cryptocurrency-linked instruments may include investments in ETPs, such as ETFs and ETNs. ETNs are senior, unsecured, unsubordinated debt securities whose returns are linked to the performance of a particular market benchmark or strategy, minus applicable fees. ETNs are traded on an exchange during normal trading hours. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to the principal amount, subject to the day’s market benchmark or strategy factor.

ETNs do not make periodic coupon payments or provide principal protection. ETNs are subject to credit risk, and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs, it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell ETN holdings may be limited by the availability of a secondary market. ETNs are also subject to tax risk. There may be times when an ETN share trades at a premium or discount to its market benchmark or strategy.

Digital Asset Investing Risk. The Fund is indirectly exposed to the risks of investing in digital assets through its investments in the ETPs. Digital assets are a new and highly speculative asset class. The risks associated with digital assets include the following:

Evolving Asset Risk. Digital assets are a new technological innovation with a limited history. There is no assurance that usage of digital assets will continue to grow. A contraction in use of digital assets may result in increased volatility or a reduction in the price of the ETPs, which could adversely impact the value of the Fund. The Bitcoin Network, the protocol for bitcoin, the first digital asset, was launched in January 2009, platform trading in bitcoin began in 2010, and Bitcoin Futures trading began in 2017. Other digital assets tracked by the ETPs were launched more recently which may limit a potential shareholder’s ability to evaluate an investment in the Fund.

The Fund’s investments are exposed to risks associated with the price of digital assets, which are subject to numerous factors and risks, including:

●	The total and available supply of digital assets, including the possibility that small groups of early adopters hold a significant proportion of the digital asset supplies and that sales of digital assets by such large holders may negatively impact the price of digital assets;

●	Global demand for digital assets, which is influenced by the growth of retail merchants’ and commercial businesses’ acceptance of digital assets as payment for goods and services, the security of online exchanges and public addresses that hold digital assets, the perception that the use and holding of digital assets is safe and secure, the lack of regulatory restrictions on their use, and the reputation regarding the use of digital assets for illicit purposes;

●	Global digital asset supply, which is influenced by similar factors as global digital asset demand, in addition to fiat currency (i.e., government currency not backed by an asset such as gold) needs by miners, stakers, and taxpayers who may liquidate digital asset holdings to meet tax obligations;

●	Investors’ expectations with respect to the rate of inflation of fiat currencies;

●	Foreign exchange rates between fiat currencies and digital assets;

●	Interest rates;

●	The continued operation of digital asset exchanges in the United States and foreign jurisdictions, including regulatory status, trading and custody policies, and cyber security;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in digital assets;

●	Regulatory measures, if any, that restrict the use of digital assets as a form of payment or the purchase or sale of digital assets, including measures that restrict the direct or indirect participation in the digital asset markets by financial institutions or the introduction of digital asset instruments;

●	The maintenance and development of the open-source software protocols of various digital assets;

●	Increased competition from other cryptocurrencies and digital assets, including forks of existing digital asset networks;

●	Global or regional political, economic or financial events and situations;

●	Investor or participant sentiments on the value or utility of digital assets; and

●	The mining or staking activities of participants on digital asset networks and the willingness of participants to clear transactions on digital asset networks.

Negative developments with respect to any of these factors could adversely impact an investment in the Fund.

This is a new ETF with limited operating history.

The risks of digital assets include:

●	Being subject to unique and substantial risks, including significant price volatility and lack of liquidity. The value of digital assets may decline significantly without warning, including to zero.

●	Being largely unregulated’

●	Digital asset-linked investments, including the ETPs, being more susceptible to fraud and manipulation than more regulated investments.

●	Being unable to obtain exposure to digital asset-linked investments consistent with their investment objectives being disrupted for any reason, including as a result of a lack of liquidity, volatility, or a disruption in the digital asset or digital asset futures market, or as a result of margin requirements, position limits, or other conditions, factors, or limitations of a particular fund, the fund may not be able to achieve its investment objective and may experience significant losses.

Diversification does not guarantee against a loss.

The Fund is distributed by ALPS Distributors, Inc.